Filed Pursuant to Rule 497(a)
File No. 333-231940
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FUNDRISE FLAGSHIP FUND

It's time to buy

Real estate values have been largely crushed by record-breaking interest rate hikes. For arguably the first time since 2008, even blue-chip real estate assets are available at a discount. That's why the Fundrise Flagship Fund is expanding its $1.1B private real estate portfolio.





Build-for-rent

Single-family rental development near Atlanta, GA



Multifamily

Income generating apartments near Tampa, FL

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Start investing in less than 5 minutes and with as little as $10.

Why private real estate

Historically, private market real estate has featured a combination of traits not found in other asset classes: long-term earning potential and effective diversification beyond the stock market.

Wealth preservation *and* growth

Alternative assets like private real estate have historically offered a unique combination of lower volatility than stocks and higher potential returns than bonds. This mixture can anchor your portfolio, smoothing out the wild ups and downs of the public markets.

Income generation

For many investors, the ability to create consistent income—via equity ownership in apartment buildings or single-family rentals that earn income through rental payments, for instance—is one of the most attractive aspects of real estate investing.

Superior diversification

Private market assets are less likely to be affected by market fluctuations, helping reduce risk and improving your long-term financial stability—even during sustained periods of economic uncertainty.

Built for the future

Our portfolio aims to harness the most powerful long-term macroeconomic drivers of the U.S. economy. Trends like increased demand for well-located residential assets across the sunbelt to the explosion of eCommerce-driven industrial spaces.

The strategies that power our portfolio

The Fundrise Flagship Fund is designed to deliver long-term appreciation from a diversified portfolio of our most favored real estate investment strategies: build-for-rent housing communities, multifamily, and industrial assets in the Sunbelt.

Build-for-rent

Build-for-rent (BFR) is one of the fastest-growing asset classes in the world. BFR refers to the strategy of developing residential communities specifically for the rental market, rather than for sale. This trend caters to the massive demand for single-family rentals due to their unique combination of flexibility, affordability, and larger spaces.

4,700

Single-family homes

29

U.S. Markets







Multifamily apartments

With a boom in remote work and business-friendly local governments courting employers, more affordably-priced suburban apartment communities have generally experienced stable or growing demand. We've paid a lower price for these investments relative to their earnings, and expect a higher income yield in the near term, as well as the potential for greater appreciation over the long term to the extent that demand increases in the future.

2,549

Residential units

8

U.S. Markets







Industrial properties

Propelled by the popularity of e-Commerce, a growing need for logistical facilities and last-mile distribution centers near largely populated areas has made industrial space an attractive long-term investment. Our goal with these investments is to generate a consistent income from commercial tenants, and position ourselves to capture any appreciation in the value of these properties in supply-constrained areas.

3,300,000

Square footage for lease







Figures as of 12/13/2023.

Explore all projects in our portfolio

Here are the real estate investments that are powering our investors' returns.

Assets

Filter

Viewing 78 assets


Highland Townhomes

Highland Townhomes

$73,365,519 — Investment size | 09/29/2023 — Date acquired | Build-for-rent — Asset type


Blue Jay Commons

Blue Jay Commons

$36,105,600 — Investment size | 07/13/2023 — Date acquired | Build-for-rent — Asset type



215 Interchange

$44,074,000 — Investment size | 06/06/2023 — Date acquired | Industrial — Asset type



Industrial

$27,140,000 — Investment size | 04/06/2023 — Date acquired | Industrial — Asset type


Subject
Property

Montera at Sherrills Ford

$30,545,000 — Investment size | 02/28/2023 — Date acquired | Build-for-rent — Asset type


FirstKey
Progress
BRIDGE INVESTMENT GROUP
Amherst

Asset Backed Securities (ABS) and Bond Holdings

$35,500,000 — Investment size | 01/31/2023 — Date acquired | Bond/Asset-backed security — Asset type



Cottonvale Towns

$20,652,000 — Investment size | 01/13/2023 — Date acquired | Build-for-rent — Asset type



The Gardens at Preston Park

$4,547,804 — Investment size | 12/01/2022 — Date acquired | Build-for-rent — Asset type

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*The projected annual return presented for this project is at the portfolio level, because it is held in a pooled portfolio.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Prospectus
  External link
- Statement of Additional Information
  PDF attachment
- Notice of Repurchase Offer
  PDF attachment
- 2023 Semi-Annual Report
  PDF attachment
- Interval Fund Distribution Notice
  PDF attachment
- Annual Report for Year-End 2022
  PDF attachment
- Q1 2023 Quarterly Portfolio Holdings
  PDF attachment
- Q3 2023 Quarterly Portfolio Holdings
  PDF attachment
- Subscription Agreement
  PDF attachment

Add private real estate to your portfolio

Add private real estate to your portfolio

Email address

Get started

Start investing in less than 5 minutes and with as little as $10.

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Washington, DC 20036

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Fundrise Flagship Fund is the marketing name for Fundrise Real Estate Interval Fund, LLC.

The originating advertising material was sponsored and paid for by the Fundrise Real Estate Interval Fund, LLC. The originating advertising material is a paid endorsement. Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Real Estate Interval Fund, LLC before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional investments over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc. For investors and potential investors who are residents of the State of Washington, please send all correspondence, including any questions or comments, to washingtonstate@fundrise.com.

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